Exhibit (12)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Amounts in millions)


                                            2001        2000        1999
                                         ---------   ---------   ---------
Net Earnings                                $19.0      $148.5      $127.2

Add (Deduct):
   Income taxes                              26.1        69.5        70.7
   Minority interest in earnings
     of consolidated subsidiaries             2.7         3.0          .2
   Cumulative effect                          2.5       (25.4)          -
                                         ---------   ---------   ---------

Net Earnings as Defined                      50.3       195.6       198.1

Fixed Charges:
   Interest on debt                          35.5        40.7        27.4
   Interest element of rentals                5.4         5.3         5.0
                                         ---------   ---------   ---------

Total Fixed Charges                          40.9        46.0        32.4
                                         ---------   ---------   ---------
Total Adjusted Earnings Available
  for Payment of Fixed Charges              $91.2      $241.6      $230.5
                                         =========   =========   ==========

Ratio of Earnings to Fixed Charges            2.2         5.3         7.1
                                         =========   =========   =========


For purpose of computing this ratio, "Net Earnings" consist of (a) income from continuing operations before income taxes and adjusted for minority interest, and (b) "Fixed Charges," consists of interest on debt and the estimated interest portion of rents.